Exhibit 99.1

JE Cleantech Holdings Limited Announces Share Consolidation/Reverse Stock Split to Regain NASDAQ Compliance

SINGAPORE, Oct. 13, 2023 (GLOBE NEWSWIRE) — JE Cleantech Holdings Limited (NASDAQ: JCSE) announced today that it will effect a share consolidation (“Reverse Stock Split”) of its Ordinary Shares at a ratio of 1-for-3, effective as of 11:59 pm on October 13, 2023 (the “Effective Time”), in order to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rule 5450(a)(1). The Company’s Ordinary Shares are expected to begin trading on a Reverse Stock Split adjusted basis on Nasdaq as of the open of trading on October 16, 2023, under the existing ticker symbol “JCSE.”

The Company’s members (Stockholders) previously approved the reverse stock split and granted the Company’s board of directors the authority to determine the final reverse stock split ratio and when to proceed with the reverse stock split at a Special Meeting of Stockholders held on August 29, 2023. The Company will file an Amendment to its Memorandum and Articles of Association to effect the share consolidation/reverse stock split at the ratio of 1-for-3 as of the Effective Time.

The CUSIP number for the Company’s Ordinary Shares will change to G50875 205 following the reverse stock split.

As of the Effective Time, every 3 shares of the Company’s issued and outstanding Ordinary Shares will be combined into one issued and outstanding Ordinary Share. The total number of authorized Ordinary Shares will be reduced from 15,020,000 to 5,006,666, and the par value will change from $0.001 per share to $0.003 per share. No fractional Ordinary Shares will be issued in connection with the Reverse Stock Split, and any Shareholders of record who otherwise would be entitled to receive a fraction of a share because they hold a number of pre-split ordinary shares not evenly divisible by the number of pre-split ordinary shares for which each post-split ordinary share is to be exchanged shall be entitled to receive such number of ordinary shares as rounded down to the nearest whole share.

As of the Effective Time, proportional adjustments will also be made to the number of Ordinary Shares issuable upon the exercise of any outstanding stock options and the number of shares issuable pursuant to outstanding restricted stock awards, and the number of shares authorized and reserved for issuance pursuant to the Company’s 2022 Equity Incentive Plan. The exercise prices and stock price targets of any outstanding stock options, warrants, and equity awards will also be proportionately adjusted, as applicable.

The Company’s transfer agent, VStock Transfer, LLC, will serve as the exchange agent for the Reverse Stock Split. Registered stockholders holding pre-Reverse Stock Ordinary Shares of the Company’s electronically in book-entry form are not required to take any action to receive post-reverse-split shares. Those stockholders who hold their shares in brokerage accounts or in “street name” will have their positions automatically adjusted to reflect the Reverse Stock Split, subject to each brokers’ particular processes, and will not be required to take any action in connection with the Reverse Stock Split.

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About JE Cleantech Holdings Limited

JE Cleantech Holdings Limited is based in Singapore and is principally engaged in (i) the sale of cleaning systems and other equipment; and (ii) the provision of centralized dishwashing and ancillary services. Through its subsidiary, JCS-Echigo Pte Ltd, the Company designs, develops, manufactures, and sells cleaning systems for various industrial end-use applications, primarily to customers in Singapore and Malaysia. Its cleaning systems are mainly designed for precision cleaning, with features such as particle filtration, ultrasonic or megasonic rinses with a wide range of frequencies, high-pressure drying technology, high flow rate spray, and deionized water rinses, which are designed for effective removal of contaminants and to minimize particle generation and entrapment. The Company also has provided centralized dishwashing services through its subsidiary, Hygieia Warewashing Pte Ltd, since 2013 and general cleaning services since 2015, both mainly for food and beverage establishments in Singapore. For more information about JE Cleantech, please visit our website: www.jecleantech.sg.

Disclaimer: Forward looking statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the future effective date and intended effects of the reverse stock split, including whether the reverse stock split will increase the price, marketability, liquidity, and investor appeal of the Company’s Ordinary Shares and the Company’s ability to maintain the listing of its Ordinary Shares on Nasdaq. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “aim,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” “intends” or “continue” or similar expressions.

Forward-looking statements involve risks and uncertainties that may cause actual events, results, or performance to differ materially from those indicated by such statements. These forward-looking statements are based on JCSE’s management’s current expectations and beliefs, as well as assumptions concerning future events. However, there can be no assurance that the events, results, or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and JCSE is not under any obligation and expressly disclaims any obligation to update, alter, or otherwise revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by law.

Readers should carefully review the statements set forth in the reports which JCSE has filed or will file from time to time with the Securities and Exchange Commission (the “SEC”).The documents filed by JCSE with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov.

Contact:

Jason Long
Email address: enquiry@jecleantech.sg
Phone number: +65 63684198
Other number: +65 81122680

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